EXHIBIT 99.1


                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES FINANCIAL RESULTS OF OPERATIONS FOR THE FOURTH QUARTER AND 2002

2002 REVENUES FROM CONTINUING SEGMENT GREW BY 56% COMPARED TO 2001, WITH NET PROFIT OF $72,000 ACHIEVED FOR FOURTH QUARTER OF 2002.

TERADYON, ISRAEL -- March 25, 2003 -- B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOSC) announced today its financial results for the year ended December 31, 2002.

Revenues for the fourth quarter of 2002 were significantly higher than the parallel quarter in 2001, totaling $2.89 million compared to $1.06 million for the fourth quarter of 2001. Total revenues for 2002 were $9.44 million compared to $6.04 million in 2001, a 56% increase.

Net profit for the fourth quarter of 2002 from continuing segments was $72,000 (or $0.01 per share), compared to a net loss of $1.12 million (or $0.09 per share) for the fourth quarter of 2001.Net loss for 2002 from continuing segments was $433,000 (or $0.03 per share), compared to a net loss of $4.66 million (or $0.38 per share) for 2001.

Total cash and investments were $9 million as of December 31, 2002.

Focusing on its core business, the Company improved its operational structure and expanded its customer base. Consequently, revenues increased by $3.4 million and the Company saved in excess of $1 million in operating expenses.


FOURTH QUARTER 2002 - CONSOLIDATED STATEMENT OF OPERATION
(CONTINUING OPERATIONS):

Revenues for the fourth quarter of 2002 were $2.89 million, generated mainly from BOScom core product sales of IBM midrange-to-PC and LAN connectivity solutions and IP Telephony equipment. This represents a 34% growth compared to $2.15 million for the third quarter of 2002, and a growth of 172% compared to the fourth quarter of 2001.

Gross profit for the fourth quarter of 2002 was $2.19 million. This represents a 40% growth compared to $1.56 million for the third quarter of 2002.

Gross profit for 2002 was $7.14 million compared to $3.34 million in 2001, representing growth of 114%.

Selling, marketing, general and administrative expenses for the fourth quarter of 2002 totaled $2.04 million, compared to $1.96 million during the third quarter of 2002, and $1.44 million for the fourth quarter of 2001.

Net profit for the fourth quarter of 2002 totaled $72,000, compared to net loss of $351,000 for the third quarter of 2002, and $1.12 million loss for the fourth quarter of 2001.

Israel (Izzy) Gal, B.O.S.' CEO stated: "Our decision to focus on our core business results a steady increase in sales. The Company's core business sales grew by 56% compared to 2001 sales.. Most of the revenues were contributed by the Company's computer communications activity, and we've experienced good acceptance and growth with our IP telephony products as well."


FOURTH QUARTER 2002 - PRO FORMA:

The Pro forma Statement of Operation results are net of goodwill amortization, restructuring costs, expenses related to previous years, and other expenses (see section (a) on the Pro-Forma Statement of Operation).

The net profit from continuing segments for the fourth quarter of 2002 totaled $122,000, compared to a net loss of $301,000 for the third quarter of 2002, and a $625,000 loss for the fourth quarter of 2001.

The net loss from continuing segments in 2002 totaled $243,000 compared to a net loss of $3.02 million in 2001.

The pro forma net loss related to the discontinued segment for the fourth quarter of 2002 amounted to $13,000, compared to a loss of $827,000 for the third quarter of 2002 and $1.62 million for the fourth quarter of 2001.

Net pro forma profit for the fourth quarter of 2002 totaled $109,000 (or $0.01 per share), compared to a net pro forma loss of $1.13 million (or $0.09 per share) for the third quarter of 2002 and $2.25 million (or $0.18 per share) for the fourth quarter of 2001.

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.


FOURTH QUARTER 2002 - DISCONTINUED SEGMENT

In 2002, the Board of Directors of the Company decided to sell its wholly owned U.S. subsidiary, Pacific Information Systems, Inc. ("Pacinfo"), a commercial VAR and e-commerce system solutions provider. Due to this decision, the financial statements of the Company disclose the financial information related to the Pacinfo VAR segment, in accordance with accounting standards for "discontinued operations". During the fourth quarter of 2002, based on the poor economic climate and based upon its severe financial situation, the Company initiated a plan to cease operations of Pacinfo and is trying to reach an arrangement with Pacinfo's creditors.

The net loss from discontinued segment for the fourth quarter of 2002 was $1.35 million (or $0.11 per share) and $7.67 million (or $0.62 per share) for the entire year.


Net loss for the fourth quarter of 2002 , including the discontinued segment , totaled $1.28 million (or $0.11 per share), compared to a net loss of $1.99 million (or $0.16 per share) for the third quarter of 2002, and a $5.81 million loss for the fourth quarter of 2001 (or $0.47 per share).

Net loss for 2002 , including the discontinued segment , totaled $8.10 million (or $0.65 per share), compared to a net loss of $12.97 million (or $1.05 per share) for 2001.


ABOUT B.O.S.

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets technologically complex, multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability. The IP Telephony line offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure. The legacy line provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

B.O.S. was established in 1990 and became a public company traded on the NASDAQ National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOSC).


For further information, please contact Mr. Noam Yellin, at Tel. +972-3-527-4949 nyellin@netvision.net.il.

Please visit our website, http://www.boscorporate.com.

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
                         - - CONSOLIDATED BALANCE SHEETS
================================================================================
                            U.S. DOLLARS IN THOUSANDS

                                                              DECEMBER 31,
                                                         ----------------------
                                                           2002          2001
                                                         --------      --------

                        ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                $  5,246      $  8,325
Restricted cash                                               700            --
Short-term marketable securities                              819            --
Trade receivables                                           1,523         1,495
Other accounts receivable and prepaid expenses                382           550
Inventories                                                   855           307
                                                         --------      --------

TOTAL CURRENT ASSETS                                        9,525        10,677
                                                         --------      --------

LONG-TERM INVESTMENTS:
Long term marketable securities                             2,226         2,884
Long term prepaid expenses                                     15            87
Other investment                                            2,042         2,042
                                                         --------      --------

TOTAL LONG-TERM INVESTMENTS                                 4,283         5,013
                                                         --------      --------
PROPERTY AND EQUIPMENT, NET                                   965         1,296
                                                         --------      --------
OTHER ASSETS, NET                                             551           711
                                                         --------      --------
ASSETS RELATED TO DISCONTINUING SEGMENT                     1,115        13,070
                                                         --------      --------
TOTAL ASSETS                                             $ 16,439      $ 30,767
                                                         ========      ========

            LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities
  of long term loan                                      $     --      $    286
Trade payables                                              1,044           448
Accrued and other liabilities                               2,501         2,935
                                                         --------      --------
TOTAL CURRENT LIABILITIES                                   3,545         3,669
                                                         --------      --------
ACCRUED SEVERANCE PAY                                         231           280
                                                         --------      --------
LIABILITIES RELATED TO DISCONTINUING SEGMENT                4,131        10,340
                                                         --------      --------
SHAREHOLDERS' EQUITY:
Share capital                                               3,690         3,628
Additional paid-in capital                                 41,103        41,011
Deferred stock compensation                                    66            59
Accumulated deficit                                       (36,327)      (28,220)
                                                         --------      --------
TOTAL SHAREHOLDERS' EQUITY                                  8,532        16,478
                                                         --------      --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 16,439      $ 30,767
                                                         ========      ========

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
================================================================================
           U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                             THREE MONTHS ENDED                  YEAR ENDED
                                                DECEMBER 31,                    DECEMBER 31,
                                        ---------------------------     ---------------------------
                                            2002           2001            2002            2001
                                        -----------     -----------     -----------     -----------
                                                                UNAUDITED
                                        -----------------------------------------------------------
Revenues                                $     2,891     $     1,062     $     9,441     $     6,042
Cost of revenues                                700           1,291           2,300           2,703
                                        -----------     -----------     -----------     -----------

Gross profit (loss)                           2,191            (229)          7,141           3,339
                                        -----------     -----------     -----------     -----------
Operating expenses:
  Research and development, net                 627             556           2,182           1,757
  Selling and marketing                         897             716           3,005           4,215
  General and administrative                    525             163           2,397           1,839
                                        -----------     -----------     -----------     -----------

Total operating expenses                      2,049           1,435           7,584           7,811
                                        -----------     -----------     -----------     -----------

Operating income (loss)                         142          (1,664)           (443)         (4,472)
Financial income (expenses), net                 17             (11)            295             427
Restructuring costs                              --            (132)             --            (132)
Amortization of goodwill                        (50)            (45)           (190)           (208)
Other expenses                                  (37)           (280)            (95)           (272)
                                        -----------     -----------     -----------     -----------
Earning (loss) before minority
  interest in losses of an
  affiliated company                             72          (2,132)           (433)         (4,657)

Minority interest in losses of
  an affiliated company                          --           1,016              --              --
                                        -----------     -----------     -----------     -----------

Net loss from continuing segments                72          (1,116)           (433)         (4,657)
Basic and diluted net earning
  (loss) per share from
   continuing segment                   $      0.01     $     (0.09)    $     (0.03)    $     (0.38)
                                        ===========     ===========     ===========     ===========

Net earning (loss) related to
  discontinuing segment                      (1,350)         (4,696)         (7,674)         (8,313)
                                        -----------     -----------     -----------     -----------


Net loss                                $    (1,278)    $    (5,812)    $    (8,107)    $   (12,970)

Basic and diluted net loss per
  share from discontinuing segment      $     (0.11)    $     (0.38)    $     (0.62)    $     (0.67)
                                        ===========     ===========     ===========     ===========
Basic and diluted net loss
  per share                             $     (0.10)    $     (0.47)    $     (0.65)    $     (1.05)
                                        ===========     ===========     ===========     ===========
Weighted average number of shares
  used in computing basic and
  diluted loss per share                 12,639,454      12,387,524      12,460,945      12,387,524
                                        ===========     ===========     ===========     ===========

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

                PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
================================================================================
           U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                             THREE MONTHS ENDED                 YEAR ENDED
                                                                DECEMBER 31,                    DECEMBER 31,
                                                        ---------------------------     ---------------------------
                                                            2002            2001            2002            2001
                                                        -----------     -----------     -----------     -----------
                                                                                 UNAUDITED
                                                        -----------------------------------------------------------
Revenues                                                $     2,891     $     1,062     $     9,441     $     6,042
Cost of revenues                                                700             200           2,300           1,612
                                                        -----------     -----------     -----------     -----------

Gross profit                                                  2,191             862           7,141           4,430
                                                        -----------     -----------     -----------     -----------
Operating expenses:
  Research and development, net                                 627             556           2,182           1,757
  Selling and marketing                                         897             716           3,005           4,215
  General and administrative                                    525             163           2,397           1,839
                                                        -----------     -----------     -----------     -----------

Total operating expenses                                      2,049           1,435           7,584           7,811
                                                        -----------     -----------     -----------     -----------

Operating income (loss)                                         142            (573)           (443)         (3,381)
Financial income (expenses), net                                 17             (11)            295             427
Other expenses                                                  (37)            (41)            (95)            (61)
                                                        -----------     -----------     -----------     -----------

Net earning (loss) from continuing segments                     122            (625)           (243)         (3,015)
                                                        -----------     -----------     -----------     -----------

Basic and diluted net earning (loss)
  per share from continuing segment                     $      0.01     $     (0.05)    $     (0.02)    $     (0.24)
                                                        ===========     ===========     ===========     ===========

Net loss related to discontinuing segment                       (13)         (1,622)         (1,750)         (3,058)
                                                        -----------     -----------     -----------     -----------

Net earning (loss)                                              109          (2,247)         (1,993)         (6,073)
                                                        ===========     ===========     ===========     ===========

Basic and diluted net loss per share
  from discontinuing segment                            $     (0.00)    $     (0.13)    $     (0.14)    $     (0.35)
                                                        ===========     ===========     ===========     ===========
Basic and diluted net profit (loss)
  per share                                             $      0.01     $     (0.18)    $     (0.16)    $     (0.49)
                                                        ===========     ===========     ===========     ===========
Weighted average number of shares used
  in computing basic and diluted net loss
  per share                                              12,639,454      12,387,524      12,460,945      12,387,524
                                                        ===========     ===========     ===========     ===========


(a)  The pro forma results are net of the following:
     Amortization of goodwill                                   (59)           (750)         (4,957)         (2,993)
     Restructuring costs                                     (1,328)         (1,772)         (1,157)         (1,772)
     Inventory write off                                         --            (664)             --            (664)
     Other expenses                                              --             (11)             --             (84)
     Expenses related to previous years                          --          (1,273)             --          (1,273)
     Minority interest in loss
       of an affiliated company                                  --           1,016              --              --
     Litigation and disputes                                     --            (111)             --            (111)